Mail Stop 3561
								October 21, 2005

Jack Abramov, President
House of Taylor Jewelry, Inc.
9200 Sunset Boulevard, Suite 425
West Hollywood, California  90069

Re:	House of Taylor Jewelry, Inc.
      Registration Statement on Form SB-2
      Filed September 23, 2005
      File No. 333-128523
		Form 10-KSB for Fiscal Year Ended March 31, 2005
		Form 10-QSB for Fiscal Quarter Ended June 30, 2005
		File No. 0-25377

Dear Mr. Abramov:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Inside Front Cover Page
1. It appears the prospectus delivery obligation language in the second paragraph under your table of contents is inappropriate.
Please revise or advise.  See Rule 174 under the Securities Act.


Prospectus Summary, page 1

The Offering
2. We suggest you provide a brief summary of your business.  See
Item
503(a) and (c)(2) of Regulation S-B.

Risk Factors, page 3
3. Please revise to describe the risks to you or your investors in a concrete manner. Please avoid the generic conclusion that the risk will "adversely affect" your business, prospects, financial condition, results of operations or cash flow." As examples, please consider the following risk factors:

* "Our inability to manage growth could adversely affect our business."
* "There is limited liquidity on the Nasdaq Bulletin Board."
* "No Dividends."
4. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "Our sales are heavily influenced by general economic cycles" or describe an event that may occur in the future, such as "Our products may infringe upon the intellectual property rights of others." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

Management`s Discussion and Analysis or Plan of Operation, page 15
5. Please revise to provide a balanced, executive level discussion of the most important matters on which your management focuses in evaluating financial condition and operating performance.
Further,
please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.
Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings, economic or industry-wide factors relevant to you, and material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. See Item 303 of Regulation S-B and SEC Release No. 33-8350.
6. In circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify to the extent possible the incremental impact of each individual business reason on the overall change. This would provide the reader with a better understanding of the change and the extent to which each factor contributed to the overall change. In each circumstance where you describe and quantify a change between periods, please also provide an analysis of the business reasons underlying the change.
7. We note that your business sells or plans to sell jewelry pieces which range from $200 to $1,000,000. Please expand your descriptions of such products to include the primary products marketed under each brand, such as House of Taylor, Elizabeth Taylor, Kathy Ireland, and
Mirabelle. In addition, please disclose the revenue from each product to the extent material. Refer to paragraph 37 of SFAS 131.
8. Your revenue discussions should identify and quantify changes resulting from demand, prices and other factors. Other factors should be described and, where necessary, quantified. In this regard, we note that you describe the $2,031,851 reduction in sales for the year ended December 31, 2004 as being attributable to the introduction of new products in 2004 which resulted in a decrease in sales of the old product lines. It appears that the impact of changes in prices should be quantified as well as the impact of changes in demand. Such disclosure could be enhanced with an analysis of the specific products that contributed to the reduction in sales. Please apply this guidance throughout Management`s Discussion and Analysis where significant.
9. You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that reduction in selling, shipping and general and administrative expenses for the year ended December 31, 2004 was the result of lower officers` salaries due to the passing of an officer, reduced commissions because of lower sales and reduced advertising and marketing costs. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Please quantify all line item changes with more than one business reason.
10. Please ensure your discussion and analysis of historical cashflows is not merely a recitation of changes evident from the financial statements. For example, you indicate that for the six months ended
June 30, 2005, you incurred negative cash flow from operations of $1,393,779. Please provide the appropriate analysis explaining the underlying reasons for the fluctuations in the working capital accounts.
11. Please move the penultimate paragraph on page 19 to your Liquidity and Capital Resources discussion on page 16.

Business, page 21
12. Please revise to discuss in further detail important aspects of your business, such as:
* Who is designing your jewelry and where?
* What is the role of computer assisted design?
* Are you reproducing jewelry owned by Dame Elizabeth Taylor, as well as designing new lines?
* Will all of your "Brand Partners" be located in China?
* Will Baguette World also manufacture your jewelry?
* Where geographically do you intend to concentrate your sales?
* Have you considered synthetic diamonds as a risk to your business?
      These are just examples.
13. Please explain industry specific terms, such as Ms. Ireland`s "Style Guides" and "direct source partnering."

Management, page 28
14. Please provide a summary compensation table as well as any other applicable information from Item 402 of Regulation S-B.

Selling Security Holders, page 37
15. Disclose the beneficial owner or owners who have the ultimate voting or investment control over the shares held by each stockholder in this section.
16. Please disclose whether any of your selling stockholders are broker-dealers. If so, please identify the stockholder as an underwriter.
17. For each selling stockholder that is an affiliate of a broker-dealer, please disclose the following, if true:

* the seller purchased the securities to be resold in the ordinary course of business; and

* at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Alternatively, if not true, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.
18. Please revise footnote (50) to clarify the reference that the selling stockholder is an "associated person" of Laidlaw. If "associated person" means "affiliate," so state.

Plan of Distribution, page 42
19. Please tell us whether any of the selling stockholders have taken, or plan to take, a short position or other forms of hedges in your common stock prior to this resale registration statement`s effectiveness. We note, for example, that the selling stockholders may engage in hedging transactions and short sales. Please note that creating short positions before the resale registration statement`s effectiveness is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales are deemed to be sold at the time such sales are made.

Where You Can Find More Information, page 51
20. Please revise to show only our new address.

Consolidated Financial Statements, page F-1
21. We note that $459,294 of distributions, less non cash distributions and the $1,115,090 note issued in payment of distributions reflected on your statements of cashflows for the six months ended June 30, 2005 does not sum to the $2,114,936 total distributions reported on your consolidated statement of stockholders` equity for the same period. Please revise or advise.

Consolidated Statements of Stockholders` Equity, page F-4
22. We note that you have reflected the 3,753,801 outstanding shares of common stock and related $816,624 in additional paid in capital prior to the reverse acquisition in your statement of stockholders` equity. Please explain how you arrived at this entry and specifically how you determined the additional paid in capital. In this regard, please provide us the summary journal entries and supporting balance sheets of both entities immediately prior to the reverse acquisition.
23. Please provide us a detail of the $2,114,936 distributions made during the three months ended June 30, 2005. Please explain the purpose of these distributions and identify to whom they were made.

Note to Consolidated Financial Statements, Page F-6
24. Please tell us whether the various distribution channels -
such as
wholesale to specialty couture jewelry retailers, wholesale to department store retailers, and through web site and other approaches to internet sales - represent distinct operating segments as discussed
in paragraph 10 of SFAS 131.  Further, please tell us if your business
of granting licensing agreements represents a separate operating segment. Please note that an operating segment may engage in business activities for which it has yet to earn revenues, for example, start-
up operations may be operating segments before earning revenues.
If
you do not believe such distribution channels represent distinct operating segments, please tell us in detail how you made this determination. Based on your disclosures elsewhere in the document, it would appear that each of these distribution channels exhibits the
three characteristics of operating segments described in paragraph
10
of SFAS 131. If these distribution channels represent operating segments that have been aggregated, please tell us in detail your basis for such aggregation. Refer to paragraph 17 of SFAS 131. Please particularly address how you determined these operations to have similar economic characteristics and distribution methods.

Note 2. Significant accounting policies, page F-6
25. Please disclose your accounting policy and methodology used to estimate the allowance for doubtful accounts. The description of the policy should identify the factors that influenced your judgment including historical losses and existing economic conditions and should also include a discussion of risk elements relevant to particular categories of accounts receivables.
26. Please disclose activity in your sales returns allowance, allowance for doubtful accounts, and other valuation accounts. To the extent you do not believe this information is required, please specify why.
27. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, shipping, and general and administrative expenses line item in addition to shipping and handling. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in Management`s Discussion and Analysis that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor`s ability to compare your operating results to others in your industry, quantify in Management`s Discussion and Analysis the amount of these costs excluded from cost of goods sold.
28. Please disclose and quantify those securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

Recent Sales of Unregistered Securities, page II-iii
29. With respect to each of the transactions you describe, please specifically identify the investors to whom you issued unregistered securities and describe the facts relied upon to make the exemptions claimed available. Where you converted promissory notes into shares of your common stock, please indicate the principal and accrued interest on the note. Where you issued common stock in exchange for services rendered, please describe the services.
30. We note the issuance of various equity securities the occurred subsequent to December 31, 2004. Please provide us the summary journal entries with respect to each issuance of common stock or units, and conversion of promissory notes to common stock. If no journal entry was recorded, please tell us how you concluded such accounting treatment was appropriate and provide us with a brief analysis with respect to your valuation methodology for each issuance of equity. Please ensure that we can reconcile such journal entries to the amounts reflected in your consolidated statement of stockholders` equity for the six months ended June 30, 2005.

Exhibits, page II-v
31. Please file your legality opinion with your next amendment.

Undertakings, page II-vi
32. Please add the undertaking described in Item 512(e) of Regulation
S-B.


Form 10-KSB for Fiscal Year Ended March 31, 2005
33. Please revise to comply with the above comments as applicable.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005
34. Please revise to comply with the above comments as applicable.

Item 3.  Controls and Procedures
35. Your citations to Rules 13a-14(c) and 15d-14(c) are incorrect. Please revise to refer to 13a-15(e) and 15d-15(e), as reflected in
Item 307 of Regulation S-B.
36. We note your disclosure that there were no "significant" changes to your internal controls or in other factors that could "significantly" affect internal controls subsequent to the date you carried out your evaluation. Please be aware that Item 308(c) of Regulation S-B - which became effective on August 14, 2003 - requires disclosure as to whether there was any change in your internal controls over financial reporting during the last quarter that has materially affected, or is reasonably likely to materially affect, your internal controls. Please revise to reflect the correct Item 308(c) standard.
37. Please refer to Exhibits 31.1 and 31.2. Your certifications do not conform to that set forth in Item 601(b)(31). Accordingly, please refile your Form 10-QSB in its entirety with conforming certifications.


* * * *	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact John Cannarella, Staff Accountant, at (202) 551-
3337
or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, David Mittelman, Legal Branch, at (202) 551-3214,
or
me at 202-551-3720 with any other questions.


      Sincerely,



      	H. Christopher Owings
      Assistant Director

Cc:	Aaron A. Grunfeld, Esq.
	Fax:  (310) 552-3209

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Jack Abramov, President
House of Taylor Jewelry, Inc.
October 21, 2005
Page 1